QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2A

(Amendment No. 3)

THE ITALY FUND INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
465395101 (CUSIP Number)
Debra F. Stone, Esq. One Chase Manhattan Plaza, 44th Floor New York, New York 10005 (212) 208-3655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 17, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

        Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 Pages

        *      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 465395101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mira, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 0
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 465395101	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zurich Capital Markets Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 0
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 3 to Schedule 13D is filed on behalf of Mira, L.P. ("Mira") and Zurich Capital Markets Inc. ("ZCMI") to amend and update the Schedule 13D filed on December 7, 1999, as amended December 22, 2000 and July 27, 2001, relating to shares of the common stock, par value $.01 per share (the "Common Stock"), of The Italy Fund Inc. (the "Company") as set forth below. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

        1.    Schedule A is hereby amended by deleting it in its entirety and replacing it with Schedule A to this Statement.

        2.    Items 4 and 6 are hereby amended to add the following additional disclosure:

        On October 17, 2002, Mira sold 732,028 shares of Common Stock to Bankgesellschaft Berlin A.G. (the "Purchaser") in a private placement for an aggregate sales price of approximately $3,985,746.05. The shares of Common Stock sold constituted all of the shares of Common Stock beneficially owned by the Reporting Persons. At the closing of the stock purchase agreement, Mira will grant the Purchaser proxies to represent Mira and to vote on behalf of Mira the shares of Common Stock at the Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on November 14, 2002, and any adjournment or adjournments thereof and any other meeting of shareholders of the Company which has not yet occurred for which the record date has occurred.

        3.    Item 5 is hereby amended to add the following additional disclosure:

          (a)  No Reporting Person beneficially owns any shares of Common Stock.

          (b)  No Reporting Person has sole or shared power to direct the voting or disposition of any shares of Common Stock.

          (c)  On October 17, 2002, Mira sold 732,028 shares of Common Stock to Purchaser for an aggregate sales price of approximately $3,985,746.05.

          (d)  On October 17, 2002, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock.

        4.    Item 7 is hereby amended to add the following additional disclosure:

        Exhibit D is the Stock Purchase Agreement, dated as of October 17, 2002, among Mira, L.P. and Bankgesellschaft Berlin A.G.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2002

MIRA, L.P.
By:	Zurich Capital Markets Inc.
Its:	General Partner
By:	/s/ DAVID HO Name: David Ho Title: Vice President

ZURICH CAPITAL MARKETS INC.
By:	/s/ DAVID HO Name: David Ho Title: Vice President

SCHEDULE A

Name and office held	Business address	Citizenship
Stephen A. Sinacore Chief Executive Officer and Director	One Chase Manhattan Plaza 44th Floor New York, New York 10005	United States
John Ryan Chief Administrative Officer and Chief Financial Officer	One Chase Manhattan Plaza 44th Floor New York, New York 10005	United States
Douglas Dachille Chief Operating Officer and Director	One Chase Manhattan Plaza 44th Floor New York, New York 10005	United States
David Wasserman Director	ZGA US Limited 105 East 17th Street New York, New York 10003	United States

EXHIBIT D

STOCK PURCHASE AGREEMENT

        AGREEMENT, dated October 17, 2002 (the "Agreement"), among Mira, L.P. (the "Seller"), and Bankgesellschaft Berlin A.G., a bank organized under the laws of Germany (the "Purchaser").

        1.    Purchase and Sale. (a) The Seller agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Seller, upon the terms and subject to the conditions set forth herein, 732,028 shares (the "Shares") of common stock, par value $.01 per share (the "Fund Common Stock"), of The Italy Fund Inc., a Maryland corporation (the "Fund" or "ITA"), at an aggregate price (the "Purchase Price") equal to (x) the number of Shares multiplied by (y) NAV (as herein defined) multiplied by (z) one minus the Discount (as herein defined)), (collectively, the "Transaction"). For purposes of this paragraph, "Discount" means 18%, and "NAV" means the Net Asset Value of the Fund as of the official market close on October 17, 2002, rounded to four decimal places.

          (b)  If, after the date hereof and prior to the Closing, the number of outstanding shares of Fund Common Stock is increased or decreased as a result of any stock dividend, stock split, stock combination or other similar corporate action, the number of Shares subject to this Agreement shall be equitably adjusted to take into account such event.

        2.    Purchaser's Representations and Warranties. The Purchaser represents and warrants to the Seller that:

          (a)  the Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation;

          (b)  the Purchaser has all necessary power and authority (corporate or otherwise) to execute and deliver this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Purchaser and is a valid and binding agreement, enforceable against the Purchaser in accordance with its terms;

          (c)  the Purchaser has the funds necessary to pay for the Shares;

          (d)  the Purchaser is a "qualified institutional buyer" within the meaning of Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act");

          (e)  the Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the Transaction;

          (f)    the Purchaser is acquiring the Shares for investment for the Purchaser's own account and not with a view to, or for resale in connection with, any distribution thereof in violation of applicable law, and the Purchaser has no present intention to sell, convey, dispose of or otherwise distribute any interest in or risk related to the Shares. The Purchaser has no contract, understanding, agreement or arrangement with any person or entity to sell or transfer any or all of the Shares. The Purchaser understands that, because Seller is being deemed an affiliate of the Fund (as set forth in paragraph 2(h) below), the Shares constitute restricted securities under the Securities Act and the Shares have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and that the representations, warranties and acknowledgments of the Purchaser herein are made by such Purchaser with the intent that they may be relied upon in determining the Purchaser's qualification to purchase the Shares without registration under the Securities Act in the Transaction;

          (g)  the Purchaser acknowledges that it is acquiring the Shares without being offered or furnished any offering literature or prospectus, and that such transaction has not been approved or reviewed by the Securities and Exchange Commission or by any administrative agency charged with the administration of the securities laws of any state;

          (h)  the Purchaser acknowledges that because the sale of the Shares pursuant to the Transaction has not been registered under the Securities Act, such stock must be held indefinitely unless its resale or other disposition is subsequently registered under the Securities Act or unless an exemption from such registration is available, and that neither Seller nor the Fund is under any obligation to take any action to make any such registration or exemption so available. In addition, the Purchaser acknowledges that the Seller may be, and for the purpose of determining availability of Rule 144 for resales by the Purchaser, the Seller shall be deemed an affiliate of the Fund, within the meaning of Rule 405 under the Securities Act, and the Purchaser is aware of the provisions of Rule 144 promulgated under the Securities Act. The Purchaser acknowledges that, in the absence of the availability of Rule 144 under the Securities Act, any disposition by the Purchaser of the Shares will require compliance with another exemption under the Securities Act or a registration under the Securities Act, and that neither Seller nor the Fund is under any obligation to take any action to make any such registration or exemption so available;

          (i)    Purchaser acknowledges and agrees that certificates representing the Shares received by the Purchaser may bear, and if so will continue to bear following consummation of the Transaction, a legend or legends identifying certain restrictions imposed on such shares pursuant to federal and state securities laws or regulations;

          (j)    immediately following Purchaser's acquisition of the Shares, Purchaser and its affiliates, as a group, will not beneficially own in excess of Fifty Million Dollars ($50,000,000) worth of capital stock and other securities of the Fund; and

          (k)  all consents, filings, notices, approvals and authorizations of or with (1) any court, governmental agency or body or any self regulatory authorities, or (2) any other person or entity, in each case to the extent required for the execution, delivery and performance by the Purchaser of this Agreement, have been obtained or made and are in full force and effect.

        3.    Sellers' Representations and Warranties. The Seller represents and warrants to the Purchaser that (a) the Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation; (b) the Seller has all necessary power and authority to execute and deliver this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Seller and is a valid and binding agreement, enforceable against the Seller in accordance with its terms; and (c) the sale and delivery of the Shares to Purchaser in accordance with the terms hereof will vest in Purchaser legal and valid title to the Shares, free and clear of all liens and encumbrances (other than any liens or encumbrances imposed by any Federal or state securities laws or arising as a result of the ownership of the Shares by the Purchaser).

        4.    Closing. Subject to the closing conditions set forth in Section 5, entry into the Transaction shall occur on the date hereof. The closing of the Transaction (the "Closing") shall take place at the offices of Seller at One Chase Manhattan Plaza, New York, NY, at 10:00 a.m. on October 22, 2002 or as promptly as practicable thereafter. At the Closing: (i) the Seller will sell, transfer and deliver the Shares to Purchaser, represented by certificates duly endorsed in blank or other instruments of transfer, to the extent the Shares are held by the Seller in certificated form, or by book-entry transfer to Purchaser's account at DTC, to the extent the Shares are not held by Seller in certificated form; and (ii) the Purchaser will purchase the Shares and deliver to the Seller the Purchase Price plus the fee amount due UBSPW from the Purchaser by a wire transfer of immediately available funds to the following account of Seller: UBS PaineWebber Inc. DTC Number: 221 FOR ACCOUNT NAME: MIRA LP.

        5.    Conditions Precedent. (a) The obligations of the Purchaser to consummate the Transaction are subject to (1) there not being in effect any injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the Transaction, (2) the representations and warranties of the Seller being true and correct as of the date hereof and as of the Closing as if made at the Closing, (3) the Seller having granted to Purchaser an unlimited proxy, in the form set forth as Exhibit A hereto, with respect to the Shares, at the Closing, and (4) the closing of the transactions contemplated by the Stock Purchase Agreement, by and between Purchaser and Seller, of even date hereof, relating to the purchase of 5,348,149 shares of common stock, par value $.01 per share of The Aberdeen Australia Equity Fund, Inc., a Maryland corporation, (the "Australia Fund Agreement") prior to or at the Closing, and (5) Seller having performed in all material respects all covenants and agreements to be performed by Seller hereunder and under the Australia Fund Agreement, in each case prior to or at the Closing.

          (b)  The obligations of the Seller to consummate the Transaction are subject to (1) there not being in effect any injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the Transaction, (2) the representations and warranties of the Purchaser being true and correct as of the date hereof and as of the Closing as if made at the Closing, (3) the closing of the transactions contemplated by the Australia Fund Agreement having occurred at or prior to or at the Closing, and (4) Purchaser having performed in all material respects all covenants and agreements to be performed by Purchaser hereunder and under the Australia Fund Agreement, in each case prior to or at the Closing.

        6.    Certain Covenants. (a) The Purchaser agrees that it will not sell or otherwise transfer the Shares otherwise than in compliance with Rule 144 under the Securities Act, or in a transaction that does not require registration under the Securities Act. For purposes of this Section 6(a), the Seller shall be deemed to be an affiliate of the Fund within the meaning of Rule 144(a)(1) and the Purchaser agrees that it will not sell or otherwise transfer the Shares in transactions that would not be in compliance with Rule 144 based on this deemed status unless the transaction does not otherwise require registration under the Securities Act.

          (b)  At any time or times from and after the Closing, the Seller, on the one hand, and the Purchaser, on the other hand, shall, at the request of the other party, execute and deliver any further instruments and documents and take all such further action as such other may reasonably request in order to evidence or effect the consummation of the Transaction.

          (c)  Purchaser agrees that from and after the date hereof, it will not take any action, directly or indirectly, to depress the market price of the ITA shares.

          (d)  Either party to this Agreement may make any filings that are required by law or by obligations pursuant to any listing agreement with any national securities exchange as a result of the Transaction.

        7.    Expenses. Each of the parties hereto shall pay its own expenses incurred in connection with this Agreement.

        8.    Survival. All representations, warranties, covenants and agreements made by the Seller and by the Purchaser in this Agreement shall survive the Closing hereunder and any investigation at any time made by or on behalf of either party hereto.

        9.    Notices. All notices, claims, requests, demands and other communications hereunder will be in writing and will be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt) as follows:

    (a) If to the Seller, to:

    Mira, L.P.
    c/o Zurich Capital Markets Inc.
    One Chase Manhattan Plaza
    New York, NY 10005
    Attention: General Counsel

    (b) If to the Purchaser, to:

    Bankgesellschaft Berlin A.G.
    Alexanderplatz 2
    Berlin, Germany 10178
    Attention: Moritz Sell

    With a copy to:

    Baker & McKenzie
    805 Third Avenue
    New York, New York 10022
    Attention: Edwin C. Laurenson

or such other address as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

        10.  Termination. This Agreement shall terminate without liability to any party if the Closing shall not have occurred on or prior to the date that is thirty days after the date of this Agreement (or, if such date is not a business day, the following business day), provided that such termination shall not relieve any party from obligation for any breach or misrepresentation prior to termination.

        11.  Miscellaneous. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party, and any such attempted assignment without the prior written consent of the other party shall be null and void. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable New York principles of conflicts of law).

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto on the date first written above.

MIRA, L.P.

By:	Zurich Capital Markets Inc.,
its	General Partner

By:	/s/ DAVID HO Name: David Ho Title: Vice President

BANKGESELLSCHAFT BERLIN A.G.

By:	/s/ MORITZ A. SELL Name: Moritz A. Sell Title: Co-head of Equity Trading, London

By:	/s/ MICHAEL DEMMEL Name: Michael Demmel Title:

Exhibit A

PROXY

THE ITALY FUND INC.

        The undersigned holder of shares of The Italy Fund Inc. (the "Fund"), a Maryland corporation, hereby appoints Moritz A. Sell and Gregory Melville, each on behalf of Bankgesellschaft Berlin A.G., as attorneys and proxies for the undersigned, with full powers of substitution and revocation, to represent the undersigned and to vote on behalf of the undersigned all shares of the Fund that the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Fund (the "Annual Meeting") to be held at Citigroup Center, 153 East 53rd Street, New York, New York, on November 14, 2002, and any adjournment or adjournments thereof and any other meeting of shareholders of the Fund which has not yet occurred for which the record date has occurred (together with the Annual Meeting, the "Meetings"). In their discretion, the proxies are authorized to vote upon all business as may properly come before the Meetings. A majority of the proxies present and acting at the Meetings in person or by substitute (or, if only one shall be so present, then that one) shall have and may exercise all of the power and authority of said proxies hereunder. The undersigned hereby revokes any proxy previously given.

MIRA, L.P.
By:	Zurich Capital Markets Inc.,
its	General Partner

By:	Name: David Ho Title: Vice President

QuickLinks

SCHEDULE 13D
SCHEDULE 13D
SIGNATURES
SCHEDULE A
EXHIBIT D STOCK PURCHASE AGREEMENT
Exhibit A PROXY THE ITALY FUND INC.